UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building A, Room 204

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

On December 8, 2025, Autozi Internet Technology (Global) Ltd. (the “Company” or the “registrant”) entered into a Securities Purchase Agreement (the “SPA”) with certain non-U.S. investors (collectively, the “Investors”) in a private placement exempt from registration under the Securities Act of 1933, as amended. Pursuant to the SPA, the Company agreed to sell to the Investors an aggregate of 1,748,630,000 class A ordinary shares, par value $0.000001 per share of the Company at a price of $0.0183 per share.

The Company and the Investors each made customary representations, warranties, and covenants in the SPA. The transaction contemplated in the SPA is expected to close in the fourth quarter of 2025 subject to necessary regulatory clearance.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement. A copy of the form of the SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

Date: December 9, 2025